As filed with the Securities and Exchange Commission on March 7, 2007


                                                     Registration No. 333-138790
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               __________________



                          PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-6


                    For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                         Trust Registered on Form N-8B-2

                               __________________

A.   EXACT NAME OF TRUST:

     Patriot Trust, Diversified Income Trust, 2007 Series A

B.   NAME OF DEPOSITOR:

     The GMS Group, LLC

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

     The GMS Group, LLC
     5N Regent Street, Suite 513
     Livingston, New Jersey 07039

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
PETER J. DEMARCO                           MICHAEL R. ROSELLA, ESQ.
The GMS Group, LLC                         Paul, Hastings, Janofsky & Walker LLP
5N Regent Street, Suite 513                75 East 55th Street
Livingston, New Jersey 07039               New York, New York 10022
(973) 548-2575                             (212) 318-6800

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 of the Investment Company Act of 1940, as amended.

F.   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED MARCH 7, 2007



                                     [LOGO]


                    PATRIOT TRUST, DIVERSIFIED INCOME TRUST,
                                  2007 SERIES A


The Trust is a unit investment trust designated Patriot Trust, Diversified Income Trust, 2007 Series A. The Sponsor is The GMS Group, LLC. The investment objective of the Trust is to seek to provide investors with the possibility of current dividend income through investment in a fixed, diversified portfolio of publicly traded common stock of closed-end investment companies. The Sponsor cannot assure that the Trust will achieve this objective. The minimum purchase is 500 Units for individual purchasers, and 400 Units for purchases by custodial accounts or Individual Retirement Accounts, self-employed retirement plans (formerly Keogh Plans), pension funds and other tax-deferred retirement plans.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statements of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.

================================================================================


================================================================================


     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus.
           Any representation to the contrary is a criminal offense.



                       PROSPECTUS DATED ___________, 2007

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     [LOGO]

                               INVESTMENT SUMMARY

INVESTMENT OBJECTIVE. The Trust seeks to provide investors with the possibility of current dividend income. There is no guarantee that the investment objective of the Trust will be achieved.

STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve its objective through investment in the publicly traded common stock of closed-end investment companies (the "Funds"). As used herein, the term "Securities" means the shares of the Funds initially deposited in the Trust and contracts and funds for the purchase of such securities, and any additional securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement. In selecting the Fund shares for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the portfolio manager of the particular Fund;
(ii) the historical performance of each of the Funds; and (iii) the nature of the underlying Fund portfolio.

DESCRIPTION OF PORTFOLIO. The portfolio of the Trust contains [___________] Funds. 100% of the issues are represented by the Sponsor's contracts to purchase. ___________% of the portfolio is listed on the New York Stock Exchange and ___________% is listed on the American Stock Exchange.

PRINCIPAL RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the units and the Securities can each decline in value. An investment in units of the Trust should be made with an understanding of the following risks:

     o The Securities are shares of closed-end funds which frequently trade at a discount from their net asset value in the secondary market. The amount of such discount is subject to change from time to time in response to various factors.

     o Unitholders will pay both Trust expenses and will also indirectly bear a share of each Fund's expenses.

     o The Securities are shares of common stock which are subject to the risk that the financial condition of the issuers may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the units).

     o A number of the Funds utilize substantial leveraging in their portfolios. This leveraging will cause increased price volatility for those Funds' shares, and as a result, increased volatility for the price of the units of the Trust.

     o Certain Funds may invest in high-yield corporate debt obligations and senior loans which consist of lower grade securities (Baa or lower by Moody's and BBB or lower by Standard & Poor's), or in comparable non-rated municipal securities. While these lower rated securities offer a higher return potential than higher rated securities, they also involve greater price volatility and greater risk of loss of income and principal.

     o Stocks of foreign companies held by the Funds present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value or foreign currencies.

     o Certain Funds will write call options on their assets. The use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation a Fund can realize on an investment, or may cause a fund to hold a security it might otherwise sell. To the extent a fund purchases options pursuant to a hedging strategy, the Fund could lose its entire investment in the option.

     o Certain Funds may invest in companies with smaller market capitalizations, which may have less liquid stock and more volatile prices than larger capitalized companies. Such companies also tend to have unproven track records and, to a certain extent, are more likely to perform less well or fail than companies with larger market capitalizations.

     o Since the portfolio of the Trust is fixed and "not managed," in general, the Sponsor can only sell Securities under certain extraordinary circumstances, at the Trust's termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of the Trust.

     o Price fluctuations of particular Securities will change the Portfolio's composition throughout the life of the Trust. When cash or a letter of credit is deposited with instructions to purchase Securities in order to create additional units, an increase in the price of a particular Security between the time of deposit and the time that Securities are purchased will cause the units to be comprised of less of that Security and more of the remaining Securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust and such fees will dilute the existing Unitholders' interests.

     o There is no assurance that any dividends will be declared or paid in the future on the Securities.

PUBLIC OFFERING PRICE. The Public Offering Price per 100 units of the Trust is calculated by:

     o dividing the aggregate value of the underlying Securities held in the Trust by the number of units outstanding;

     o    multiplying the result by 100; and


     o adding an initial sales charge of 2.00% (2.041% of the net amount invested).


In addition, during the initial offering period, an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organization costs of the Trust will be added to the Public Offering Price per 100 units. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the units are purchased.


DEFERRED SALES CHARGE.  The deferred sales charge will be deducted as follows:

     o For every Unitholder, three monthly charges of $0.80 per 100 units ($2.40 total) will be deducted from the Principal Account in three monthly installments commencing on [______], 2007, and on the first business day of each month thereafter through [______], 2007. If you buy Units at a price less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.40% of the Public Offering Price.

The deferred method of payment keeps more of the Unitholder's money invested over a longer period of time.

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders per 100 units (based on annualizing the most recent ordinary or recurring dividends declared with respect to the Securities) are $______. This estimate will vary with changes in the Trust's fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.


DISTRIBUTIONS. The Trust will distribute dividends received, less expenses, monthly. The first dividend distribution will be made on ___________, 2007, to all Unitholders of record on ___________, 2007, and thereafter distributions will be made on the last business day of every month. The final distribution will be made within a reasonable period of time after the Trust terminates.

MARKET FOR UNITS. Unitholders may sell their units to the Sponsor or the Trustee at any time, without fee or penalty. The Sponsor intends to repurchase units from Unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities less any unpaid deferred sales charge. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his or her units with the Trustee at the same price as the Sponsor's repurchase price. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions, and the value of the units, will be adversely affected if trading markets for the Securities are limited or absent.


TERMINATION. The Trust will terminate in approximately five years. At that time investors may choose one of the following three options with respect to their terminating distribution:

     o receive the distribution in-kind for whole shares of the Funds, if they own at least 2,500 units;

     o receive cash upon the liquidation of their pro rata share of the Securities; or

     o reinvest in a subsequent series of the Patriot Trust (if one is offered) at a reduced sales charge.

ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of the Patriot Trust (if one is offered), at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. When a Unitholder makes this election, his or her units will be redeemed and the proceeds will be reinvested in units of the next available series of the Patriot Trust. An election to rollover terminating distributions will generally be a taxable event. See "Trust Administration--Trust Termination" in Part B for details concerning this election.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust), into additional units of his or her Trust, without a sales charge. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

UNDERWRITING. The GMS Group, LLC, with principal offices at 5N Regent Street, Suite 513, Livingston, New Jersey 07039, will act as underwriter for all of the units of the Patriot Trust, Diversified Income Trust, 2007 Series A.

                                    FEE TABLE

--------------------------------------------------------------------------------
     This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Trust Expenses and Charges." Although the Trust has a term of only five years, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------




                                                                                           As a % of         Amounts
Unitholder Transaction Expenses                                                             Initial            Per
(fees paid directly from your investment)                                                Offering Price     100 Units
                                                                                        ---------------- --------------
Maximum Initial Sales Charge Imposed on Purchase
  (as a percentage of offering price)...........................................               2.00%      $    20.00
Maximum Deferred Sales Charge...................................................               2.40%*     $    24.00
Creation and Development Fee....................................................               0.55%**    $     5.50
                                                                                        ---------------- --------------
     Total Sales Charge (including Creation and Development Fee)................               4.95%      $    49.50
                                                                                        ================ ==============
Reimbursement to Sponsor for Estimated Organization Costs.......................                   %      $
                                                                                        ================ ==============

                                                                                                             Amounts
Estimated Annual Fund Operating Expenses                                                  As a % of            Per
(expenses that are deducted from Trust assets)                                            Net Assets        100 Units
                                                                                        ---------------- --------------
Trustee's Fee...................................................................                 %              $
Other Operating Expenses........................................................                 %              $
     Portfolio Supervision, Bookkeeping and Administrative Fees.................            %              $
Underlying Fund Expenses***.....................................................                 %              $
                                                                                        ---------------- --------------
Total...........................................................................                 %              $
                                                                                        ================ ==============
                                     Example


                                                                                              Cumulative Expenses
                                                                                               Paid for Period:
                                                                                          ---------------------------
                                                                                             1         3         5
                                                                                            year     years     years
                                                                                          -------- -------- ---------
An investor would pay the following expenses on a $10,000 investment assuming the Trust operating expense ratio of .  % and a 5% annual return on the
  investment throughout the periods.............................................             $         $         $

     The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Example, the deferred sales charge imposed on the reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.


______________________
* The actual fee is a total of $24.00 per 100 Units, irrespective of purchase or redemption price, deducted in three installments over the life of the Trust, commencing [___________], 2007. If the Unit price exceeds $10 per Unit, the deferred sales charge will be less than 2.40%; if the Unit price is less than $10 per Unit, the deferred sales charge will exceed 2.40%.

** The Creation and Development Fee compensates the Sponsor for the creation and development of this Trust and has been historically included in the sales charge. The actual fee is $5.50 per 100 Units payable at the close of the initial offering period, which is expected to be 90 days from the initial date of deposit. If the Unit price exceeds $10.00 per Unit, the Creation and Development Fee will be less than .55%; if the Unit price is less than $10.00 per Unit, the Creation and Development Fee will exceed .55%. At no time will an investor pay more than the Total Sales Charge of 4.95% of the initial investment as shown in the Fee Table.

*** Although not an actual Trust operating expense, the Trust, and therefore the Unitholders, will indirectly bear similar operating expenses of the Funds in which the Trust invests in the estimated amount set forth in the table. These expenses are based on the actual expenses charged in the Funds' most recent fiscal year but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying Funds were held directly.

                        SUMMARY OF ESSENTIAL INFORMATION


                            As of ___________, 2007:*



Initial Date of Deposit:    , 2007              Termination Date: ___________, 2012, or the disposition
Aggregate Value of Securities...........   $      of the last Security in the Trust.
Number of Units.........................        Mandatory Termination Date: The last day of the
Fractional Undivided Interest in                  Liquidation Period.
  Trust Securities......................        CUSIP Numbers:      Cash:  70337A104
Public Offering Price Per 100 Units                                 Reinvestment:  70337A112
Aggregate Value of Securities in Trust..   $                        Fee Cash:  70337A120
Divided By        Units (times 100).....   $                        Fee Reinvestment:  70337A138
Plus Initial Sales Charge of 2.00% of           Trustee: The Bank of New York.
  Public Offering Price.................   $    Trustee's Fee: $.     per 100 Units outstanding.
Plus Estimated Organization Costs.......   $    Other Fees and Expenses: $    per 100 Units
Public Offering Price per 100 Units**+..   $      outstanding.
Sponsor's Repurchase Price And                  Sponsor: The GMS Group, LLC
  Redemption Price Per 100 Units++......   $    Portfolio Supervisory, Bookkeeping and
                                                  Administrative Fee: Maximum of $0.50 per 100
Evaluation Time: 4:00 p.m. Eastern                Units outstanding (see "Trust Expenses and
  Time (or earlier close of the New               Charges" in Part B).
  York Stock Exchange).                         Record Dates: The fifteenth day of each month,
Minimum Income or Principal                       commencing     , 2007.
  Distribution: $1.00 per 100 Units.            Distribution Dates: The last business day of each
Liquidation Period: A 40-day period               month, commencing     , 2007.
  beginning on the first business day           Rollover Notification Date***:     , 2012 or
  following the Termination Date.                 another date as determined by the Sponsor.
Minimum Value of Trust: The Trust               Monthly Deferred Sales Charge Payment Dates:
  may be terminated if the value of the           [    ], 2007, and the first business day of each
  Trust is less than 40% of the                   month thereafter through [    ], 2007.
  aggregate value of the Securities at
  the completion of the Deposit Period.

----------
   * The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
  ** A maximum Deferred Sales Charge of $24.00 per 100 Units (2.40% of the Initial Public Offering Price) will be paid through deductions subsequent to the Initial Date of Deposit as described under "Deferred Sales Charge." On a repurchase or redemption of Units before the last Deferred Sales Charge Payment Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are subject to that portion of the Deferred Sales Charge remaining at the time of reinvestment.
*** The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the Patriot Trust if offered (see "Trust Administration--Trust Termination").
   + On the Initial Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.
  ++ This figure reflects deduction of the maximum Deferred Sales Charge of $24.00 per 100 Units; the actual amount deducted upon redemption of Units will depend upon the Deferred Sales Charge applicable to the redeeming Unitholder. Any redemptions of 25,000 Units or more may, upon request by a redeeming Unitholder, be made in kind. The Trustee will forward the distributed securities, less any deferred sales charge remaining, to the Unitholder's broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsor's Repurchase Price and Redemption Price per 100 Units for the Trust will be reduced to reflect the payment of the organization costs to the Sponsor.

                    PATRIOT TRUST, DIVERSIFIED INCOME TRUST,
                                  2007 SERIES A


            STATEMENT OF FINANCIAL CONDITION AS OF     , 2007


                                         ASSETS                                           ___________
Investment in Securities--Sponsor's Contracts to Purchase
  Underlying Securities Backed by Letter of Credit (cost $     ) (Note 1)...........      $
Cash................................................................................      ___________
Total...............................................................................      $
                                                                                          ===========

                        LIABILITIES AND INTEREST OF UNITHOLDERS
Reimbursement to Sponsor for Organization Costs (Note 2)............................      $
Interest of Unitholders--Units of Fractional Undivided Interest Outstanding
  (__________    Units)(Note 3).....................................................      ___________
Total...............................................................................      $
                                                                                          ===========
Net Asset Value per Unit............................................................      $
                                                                                          ===========


Notes to Statement of Financial Condition:

     The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

     (1) The Trust is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective the Trust, sponsored by The GMS Group, LLC (the "Sponsor"), is to provide investors with the possibility of current dividend income. An irrevocable letter of credit issued by The Bank of New York in an amount of $___________ has been deposited with the Trustee for the benefit of the Trust to cover the purchases of Securities. Aggregate cost to the Trust of the Securities listed in the Portfolio of Investments is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on ___________, 2007. The Trust will terminate on ___________, 2012, or can be terminated earlier under certain circumstances as further described in the Prospectus.
     (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the costs of establishing the Trust. These costs have been estimated at $_____ per 100 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs included in the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.


     (3) The maximum Deferred Sales Charge of $24.00 per 100 Units (2.40% of the Initial Public Offering Price) will be paid in three monthly charges subsequent to the Initial Date of Deposit. If Units are redeemed prior to the last Deferred Sales Charge Payment Date, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption. A Creation and Development Fee in the amount of $5.50 per 100 Units is payable by the Trust on behalf of the Holders out of the assets of the Trust as of the close of the initial offering period. This Creation and Development Fee may be more than .55% of the Public Offering Price due to fluctuations in the value of the Securities. If Units are redeemed prior to the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

                    PATRIOT TRUST, DIVERSIFIED INCOME TRUST,
                                  2007 SERIES A


                            PORTFOLIO OF INVESTMENTS
                             AS OF ___________, 2007



                                                                                                            Cost of
                                                                                   Percentage    Market    Securities
 Portfolio   Number of                                                    Ticker     of the      Value       to the
    No.       Shares                  Name of Issuer (1)                  Symbol    Trust(2)   per Share    Trust(3)
----------  ----------  ----------------------------------------------  ---------  ---------- -----------  ----------

                                                                                       %           $       $
















                                                                                    --------               --------
                                                                                     100.00%               $
                                                                                    ========               ========


                      FOOTNOTES TO PORTFOLIO OF INVESTMENTS

(1) All Securities are represented by contracts to purchase such Securities. Forward contracts to purchase the Securities were entered into on ___________, 2007. All such contracts are expected to be settled on or about the First Settlement Date of the Trust, which is expected to be ___________, 2007.

(2)  Based on the cost of the Securities to the Trust.

(3) Evaluation of Securities by the Trustee was made on the basis of the closing sales price at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsor's Purchase Price is $___________. The [profit/loss] to the Sponsor on deposit totals $___________.

   The accompanying notes form an integral part of the Financial Statements.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE UNITHOLDERS, SPONSOR AND TRUSTEE
PATRIOT TRUST, DIVERSIFIED INCOME TRUST, 2007 SERIES A

     We have audited the accompanying Statement of Financial Condition of Patriot Trust, Diversified Income Trust, 2007 Series A, including the Portfolio of Investments, as of ___________, 2007. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Trust's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly. we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. Our procedures included confirmation with The Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of ___________, 2007. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patriot Trust, Diversified Income Trust, 2007 Series A, at ___________, 2007, in conformity with U.S. generally accepted accounting principles.

                                                              ERNST & YOUNG LLP

Philadelphia, Pennsylvania
___________, 2007

                                     [LOGO]


                    PATRIOT TRUST, DIVERSIFIED INCOME TRUST,
                                  2007 SERIES A



                                PROSPECTUS PART B




                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A



                                    THE TRUST

     ORGANIZATION. Patriot Trust, Diversified Income Trust, 2007 Series A consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to the Trust Indenture and Agreement and related Reference Trust Agreement (collectively, the "Trust Agreement"), dated the Initial Date of Deposit, among The GMS Group, LLC, as Sponsor and The Bank of New York, as Trustee.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee shares of common stock of closed-end investment companies (the "Funds"), including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities"), with an aggregate value as set forth in Part A, and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsor's ownership of all Units of the Trust. The Sponsor has a limited right to substitute other securities in the Trust's portfolio in the event of a failed contract. See "The Trust--Substitution of Securities." The Sponsor may also, in certain very limited circumstances, direct the Trustee to dispose of certain Securities if the Sponsor believes that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration--Portfolio Supervision."

     As of the Initial Date of Deposit, a "Unit" represents an undivided fractional interest in the Securities and cash of the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in the Trust represented by each unredeemed Unit will increase, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

     DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. Subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsor may deposit additional Securities in the Trust that are identical to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship among the number of shares of each Fund in the Trust's portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, unavailability of Securities or the fact that the Trust is prohibited from acquiring more than 3% of the outstanding voting stock of any Fund. The composition of the Trust's portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Substitute Securities may only be acquired under specified conditions when Securities originally deposited in the Trust are unavailable. (See "The Trust--Substitution of Securities" below.)

     OBJECTIVE. The Trust seeks to provide investors with the possibility of current dividend income. The Trust seeks to achieve this objective by investing primarily in a portfolio of common stock of closed-end investment companies. As used herein, the term "Securities" means the stocks initially deposited in the Trust and described in the "Portfolio of Investments" in Part A and any additional stocks acquired and held by the Trust pursuant to the provisions of the Indenture. All of the Securities in the Trust are listed on the New York Stock Exchange, the American Stock Exchange or the National Association of Securities Dealers Automated Quotations ("NASDAQ") National Quotation Market System.

     The Trust will terminate in approximately five years, at which time investors may choose to either receive the distributions in kind (if they own at least 2,500 Units), in cash or reinvest in a subsequent series of the Patriot Trust (if offered) at a reduced sales charge. The Trust is intended to be an investment that should be held by investors for its full term and not be used as a trading vehicle. Since the Sponsor may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Therefore, there is no guarantee that the objective of the Trust will be achieved.

     PORTFOLIO SELECTION. In selecting the Fund shares for deposit in the Trust, the following factors, among others, were considered by the Sponsor: (i) the portfolio manager of the particular Fund; (ii) the historical performance of each of the Funds; and (iii) the nature of the underlying Fund portfolio.

     THE SECURITIES. The Trust consists of such Securities listed under "Portfolio of Investments" herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units, undistributed cash receipts from the Funds and proceeds realized from the disposition of Securities.

     Each of the Securities in the Portfolio of the Trust is a closed-end fund that invests primarily in a particular type of securities, although as managed investments the corpus of their underlying portfolios may vary over time, usually within specified parameters. Each of the Funds in the Trust's Portfolio will normally be primarily invested in one or more of the following types of securities:

     o both domestic and foreign equity securities, including common stock, preferred stock or equity related equivalents such as warrants, options and rights;

     o investment grade or lower rated, high yield corporate debt obligations, including corporate bonds, notes and debentures, and senior loans;

     o foreign corporate securities and non-U.S. dollar denominated corporate securities;

     o    U.S. and foreign government securities;

     o    convertible securities; and

     o options, including index call and put options and covered call options.

     In addition, from time to time a Fund may be permitted to invest in other types of securities, which depending on the particular Fund, may also include future contracts, options on future contracts and repurchase agreements. By employing an investment strategy that will require the Trust to invest in a variety of types of Funds, investors will be diversified across a wide spectrum of debt and equity issues, thereby reducing the exposure to any single issuer of debt and/or equity or any single portfolio manager.

     The Trustee has not participated and will not participate in the selection of Securities for the Trust, and neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in any Securities.

     The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

     SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

     The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be identical issuers of the Securities originally contracted for and not delivered. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

     Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

     In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.


                               RISK CONSIDERATIONS

     CLOSED-END FUNDS. The value of the Units may increase or decrease depending on the value of the underlying shares of the Funds in the Trust's portfolio. The Funds are closed-end investment companies with managed portfolios. Closed-end funds issue shares of common stock that are traded on a securities exchange. Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. Shares of closed-end funds frequently trade at a discount from net asset value. However, a Fund's charter documents may contain certain anti-takeover provisions that may have the effect of inhibiting the Fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of the Fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that the Fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those Funds whose shares were purchased by the Trust at a premium. Should any of the Funds convert to open-end status, the Trust will retain such shares unless a determination is made that the retention of such shares would be detrimental to the Trust. In the unlikely event that a Fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. In addition, to the extent that the converted Fund creates additional shares when interest rates have declined and invests in lower yielding securities, the Trust may experience a reduction of the average yield of its retained shares in that Fund caused by the acquisition of lower coupon investments. Certain of the Funds may have in place or may put in place in the future plans pursuant to which the Fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by the Fund's board to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by the Fund, the Trust's position in that Fund would be reduced and the cash would be deposited in the Trust's Principal Account and distributed to Unitholders at the next applicable Distribution Date. Similarly, in the event that the Trust does not retain shares of a Fund which converted to open-end status, the Trust position in that Fund would be eliminated and the cash distributed to Unitholders.

     Shares of many closed-end Funds are thinly traded, and therefore may be more volatile and subject to greater price fluctuations because of the Sponsor's buying and selling securities than shares with greater liquidity. Investors should be aware that there can be no assurance that the value of the Securities in the Trust's Portfolio will increase or that the issuers of those Securities will pay dividends on outstanding shares. Any distributions of income to Unitholders will generally depend on the declaration of dividends by the issuers of the underlying stocks, and the declaration of dividends depends on several factors including the financial condition of the issuers included in the portfolios of those Securities and general economic conditions.

     COMMON STOCK. Since many of the Funds included in the Trust have portfolios that consist primarily of common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen.

     Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Funds held by the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     FOREIGN SECURITIES. Certain funds in the Trust's portfolio may invest all or a portion of their assets in securities of issuers domiciled outside of the United States or that are denominated in various foreign currencies and multinational foreign currency units. Investing in securities of foreign entities and securities denominated in foreign currencies involves certain risks not involved in domestic investments, including, but not limited to:

     o    fluctuations in foreign exchange rates

     o    future foreign political and economic developments, and

     o different legal systems and possible imposition of exchange controls or other foreign government laws or restrictions.

     Securities prices in different countries are subject to different economic, financial, political and social factors. Since some of the funds may invest in securities denominated or quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may affect the value of securities in such Funds and the unrealized appreciation or depreciation of investments. Currencies of certain countries may by volatile and therefore may affect the value of securities denominated in such currencies. In addition, with respect to certain foreign countries, there is the possibility of expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. Certain foreign exchanges are often higher that in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. Finally, accounting, auditing and financial reporting standards in foreign countries are not necessarily equivalent to U.S. standards and therefore disclosure of certain material information may not be made.

     LOWER GRADE SECURITIES. Certain Funds in the Trust portfolio may invest primarily in high-yield corporate debt obligations and senior loans, which consist of lower grade securities. There are certain risks associated with the Funds' investments in such securities that could cause the value of these funds to decrease. This, in turn, could cause the value of your Units to decrease. The risks are outlined below.

     Lower grade securities (below "BBB" by Standard & Poor's or "Baa" by Moody's) are regarded as being predominately speculative as to the issuer's ability to make payments of principal and interest. Investment in such securities involves substantial risk. Lower grade securities are commonly referred to as "high yield securities" or "junk bonds." Issuers of lower grade securities may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with higher-rated securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of lower grade securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During periods of economic downturn, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer's ability to make payments on its debt obligations also may be adversely affected by specific issuer developments, the issuer's inability to meet specific projected business forecasts or the unavailability of additional financing. Therefore, there can be no assurance that in the future there will not exist a higher default rate relative to the rates currently existing in the market for lower grade securities.

     The risk of loss due to default by the issuer is significantly greater for the holders of lower grade securities because such securities may be unsecured and may be subordinate to other creditors of the issuer. Other than with respect to distressed securities, discussed below, the lower grade securities in which the Funds may invest do not include instruments which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after a Fund purchases a particular security, in which case the Fund and the Trust may experience losses and incur costs.

     Lower grade securities frequently have call or redemption features that would permit an issuer to repurchase the security from one of the Funds which holds it. If a call were exercised by the issuer during a period of declining interest rates, the particular Fund is likely to have to replace such called security with a lower yielding security, thus decreasing the net investment income to the Fund and the Trust and dividends to Unitholders.

     Lower grade securities tend to be more volatile than higher-rated fixed-income securities, so that adverse economic events may have a greater impact on the prices of lower grade securities than on higher-rated fixed-income securities. Factors adversely affecting the market value of such securities are likely to adversely affect a Fund's net asset value which, in turn, may adversely affect the value of your Units. Recently, demand for lower grade securities has increased significantly and the difference between the yields paid by lower grade securities and investment grade bonds (i.e., the "spread") has narrowed. To the extent this differential increases, the value of lower grade securities in a Fund's portfolio could be adversely affected along with the value of your Units.

     Like higher-rated fixed-income securities, lower grade securities generally are purchased and sold through dealers who make a market in such securities for their own accounts. However, there are fewer dealers in the lower grade securities market, which may be less liquid than the market for higher-rated fixed-income securities, even under normal economic conditions. Also, there may be significant disparities in the prices quoted for lower grade securities by various dealers. As a result, during periods of high demand in the lower grade securities market, it may be difficult to acquire lower grade securities appropriate for investment by a Fund. Adverse economic conditions and investor perceptions thereof (whether or not based on economic reality) may impair liquidity in the lower grade securities market and may cause the prices a Fund receives for its lower grade securities to be reduced. In addition, a Fund may experience difficulty in liquidating a portion of its portfolio when necessary to meet its liquidity needs or in response to a specific economic event such as deterioration in the creditworthiness of the issuers. Under such conditions, judgment may play a greater role in valuing certain of a Fund's portfolio instruments than in the case of instruments trading in a more liquid market. Moreover, a Fund may incur additional expenses to the extent that it is required to seek recovery upon a default on a portfolio holding or to participate in the restructuring of the obligation.

     Distressed Securities. The Funds may invest a portion of their total assets in "Distressed Securities" which are securities that are:

     o the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or payment of interest at the time of acquisition,

     o rated in the lower rating categories (Ca or lower by Moody's and CC or lower by S&P), or

     o if unrated, are in the opinion of the Fund's investment advisor of equivalent quality.

     An investment in Distressed Securities is speculative and involves significant risk. Distressed Securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment. Therefore, to the extent the Trust pursues its objective of capital appreciation through a Fund's investment in Distressed Securities, the Trust's ability to achieve current income may be diminished.

     CALL OPTIONS. Certain of the Funds will write call options on their assets. These call options will give the option holder the right, but not the obligation, to purchase a security from such Fund at the strike price on or prior to the option's expiration date. The use of options may require a Fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause a Fund to hold a security that it might otherwise sell.

     There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If trading were discontinued, the secondary market on that exchange (or in that class of series of options) would cease to exist. The Fund's availability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Call options are marked to market daily and their value will be affected by changes in the value of and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options' expiration. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the Fund's capital appreciation potential on the underlying security. When the Fund writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price. If the option is exercised, the Fund could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise. While the Fund's potential gain in writing a covered put option is limited to the interest earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Fund risks a loss equal to the entire value of the stock.

     To the extent that the Fund purchases options pursuant to a hedging strategy, the Fund will be subject to the following additional risks. If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it had purchased. If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

     SMALLER CAPITALIZATION COMPANIES. Certain of the Funds may invest in smaller capitalization companies which may involve greater risk than investing in larger capitalization companies, since they can be subject to more abrupt or erratic price movements. Smaller capitalization companies may have had their securities publicly traded, if at all, for only a short period of time and may not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of smaller capitalization companies is relatively higher than larger, older and more mature companies. The greater price volatility of smaller capitalization companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some smaller capitalization companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods.



     LEVERAGE. The use of leverage by the Funds creates an opportunity for increased net income and capital growth for their shares, but also creates special risks. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. A Fund may use leverage to provide its shareholders with a potentially higher return. Leverage creates risks for shareholders including the likelihood of greater volatility of net asset value and market price of the shares and the risk that fluctuations in interest rates on borrowing and debt or in the dividend rates on any preferred shares may affect the return to shareholders.

     To the extent the income or capital growth derived from securities purchased with funds received from leverage exceeds the cost of leverage, a Fund's return will be greater than if leverage had not been used. Conversely, if the income or capital growth from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return to a Fund will be less than if leverage had not been used, and therefore the amount available for distribution to shareholders as dividends and other distributions will be reduced. This would, in turn, reduce the amount available for distribution to you as a Unitholder.

     DILUTION. The Trust is prohibited from subscribing to a rights offering for shares of any of the Funds. In the event of a rights offering for additional shares of a Fund, Unitholders should expect that the Trust will, at the completion of the offer, own a smaller proportional interest in such Fund than would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed.

     This may be particularly serious when the subscription price per share for the offer is less than the Fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a Fund's subscription price per share is below that Fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

     The Trust may transfer or sell its rights to purchase additional shares of a Fund to the extent permitted by the terms of that Fund's rights offering. The cash the Trust receives from transferring a Unitholder's rights might serve as partial compensation for any possible dilution of the Trust's interest in such Fund. There can be no assurance, however, that the rights will be transferable or that a market for the rights will develop or the value, if any, that such rights will have.

     VOTING. In regard to the voting of all proxies with respect to a Fund, the Sponsor has instructed the Trustee to vote the shares held by the Trust in the same proportion as the vote of all other holders of the shares of such Fund. With respect to a rights offering, as described in the Dilution section above, the Trust may not accept any additional securities of the Funds.

     FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events (see "Trust Administration--Portfolio Supervision"), the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust.

     Some of the Securities in the Trust may also be owned by other clients of the Sponsor and its affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision".)

     ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsor will deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust.

     Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

     In addition, subsequent deposits to create additional Units will not be fully covered by the deposit of a bank letter of credit. In the event that the Sponsor does not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsor to deliver cash to the Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.

     LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted affecting the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, or with respect to the petroleum or tobacco industries, may have a negative impact on certain companies represented in the Funds. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

     LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

     GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objective will be achieved.


                                 PUBLIC OFFERING

     OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Funds are listed on a national securities exchange, this evaluation is based on the closing sales prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, the Trustee shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current offering prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if offering prices are not available for any such Securities, on the basis of current offering prices for comparable securities, (c) by appraising the value of the Securities on the offering side of the market or by such other appraisal deemed appropriate by the Trustee or (d) by any combination of the above, each as of the Evaluation Time.


     The sales charge you will pay has both an initial and deferred component. The initial sales charge is computed by deducting the Deferred Sales Charge from the aggregate sales charge of 4.40%. The initial sales charge on the Initial Date of Deposit is 2.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities of the Trust, but in no event will the combined initial and deferred sales charges exceed 4.40% of your initial investment. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor. In addition, the sales charge consists of a Deferred Sales Charge of $24.00 per 100 Units (2.40% of the Initial Public Offering Price). The Deferred Sales Charge will be paid through three monthly deductions from the Principal Account of the Trust of $.80 on each of the Monthly Deferred Sales Charge Payment Dates as set forth in the Summary of Essential Information in Part A (the "Monthly Charge"). If the amount available in the Principal Account of the Trust is insufficient to pay the Monthly Charge, the Trustee shall sell Securities selected by the Sponsor sufficient to pay such amounts. If the Public Offering Price paid by an investor exceeds $10.00 per Unit, the Deferred Sales Charge will be less than 2.40%; if the Public Offering Price paid by an investor is less than $10.00 per Unit, the Deferred Sales Charge will exceed 2.40%. To the extent the entire Deferred Sales Charge has not been so deducted at the time of repurchase or redemption of the Units, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. However, any remaining Deferred Sales Charge will be refunded by the Sponsor when Units of any Patriot Trust held at the time of the death (including the death of a single joint tenant with rights of survivorship) or disability (as defined in the Internal Revenue Code of 1986) of a Unitholder are repurchased or redeemed. The Sponsor may require receipt of satisfactory proof of the death or disability before releasing the portion of the proceeds representing the amount waived. Units purchased pursuant to the Reinvestment Plan are subject only to any remaining Deferred Sales Charge deductions (see "Reinvestment Plan").

     After the last Deferred Sales Charge Payment Date, investors will pay only a one-time initial sales charge of 4.40% of the Public Offering Price (equivalent to 4.603% of the net amount invested in the Securities).

     VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the dollar amount of Units purchased. This volume discount will result in a reduction of the total sales charge, including the Creation and Development Fee, applicable to such purchases. The approximate reduced sales charge on the Public Offering Price applicable to such purchases and the dealer concession are as follows:

                                                                             APPROXIMATE
                                                                               REDUCED
AMOUNT OF                                                                       SALES           DEALER
PURCHASE*                                                                      CHARGE**       CONCESSION
-----------                                                                  -----------     -----------
$100,000 but less than $250,000........................................         4.45%            3.25%
$250,000 but less than $500,000........................................         4.00%            2.75%
$500,000 but less than $1,000,000......................................         3.00%            2.00%
$1,000,000 or greater..................................................         2.00%            1.25%


     These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchaser in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required dollar amount of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.


     Employees (and their immediate families) of The GMS Group, LLC (and its affiliates), and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding plus a Deferred Sales Charge of $24.00 per 100 Units (2.40% of the Initial Public Offering Price). Such arrangements result in less selling effort and fewer selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained, and not through other broker-dealers.

     Investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who, in each case, either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary market subject only to the Creation and Development Fee (see "Public Offering Price-Creation and Development Fee") or in the secondary market at the Public Offering Price less the concession the Sponsor typically allows brokers and dealers for purchases (see "Public Offering Price - Distribution of Units"). Units may also be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (2) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (3) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.


     DISTRIBUTION OF UNITS. During the initial offering period and thereafter, to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty-day periods. The Sponsor intends to qualify the Units for



______________________
* The volume discount is also applied on a unit basis utilizing a breakpoint equivalent in the above table of one Unit per $10, etc. For example, the purchase of either Units with a value of $100,000 or 10,000 Units would be entitled to the reduced sales charge of 4.45% even if at the time of purchase the value of 10,000 Units was less than $100,000.

** Including the Creation and Development Fee.

sale in [ ] States. It is the Sponsor's intention to qualify Units of the Trust for sale through dealers who are members of the NASD. The Sponsor will sell Units of the Trust to dealers at the regular Public Offering Price per Unit less a concession of 3.50%, subject to the volume discount described under "Public Offering--Volume and Other Discounts." In addition, eligible dealer firms who sell Units of the Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price: 0.10% for sales of $1 million but less than $5 million; 0.15% for sales of $5 million but less than $10 million; and 0.20% for sales of $10 million or more.


     The Sponsor in its discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of this Trust or other series of the Patriot Trust. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Trust. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of units of series of the Patriot Trust by the intermediary or its agents, the placing of series of the Patriot Trust on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor may make such payments to many intermediaries that sell the Sponsor's products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales. Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Sponsor product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price Unitholders pay for his or her Units or the amount that the Trust will receive from the Units sold.

     SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 4.40% of the Initial Public Offering Price per 100 Units (equivalent to 4.603% of the net amount invested in the Securities). Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. (See "Portfolio of Investments.") All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsor.


     During the initial offering period and thereafter, to the extent additional Units continue to be offered by means of this Prospectus, the Sponsor or Underwriters may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

     Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

     In maintaining a market for the Units (see "Sponsor's Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.


     CREATION AND DEVELOPMENT FEE. The Sponsor will receive a creation and development fee of $5.50 per 100 Units (the "Creation and Development Fee") and will be payable from the assets of the Trust as of the close of the initial public offering period This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust's objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

                              RIGHTS OF UNITHOLDERS

     BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

     DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

     Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after such purchase.


     As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable by the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Principal Account to the extent of the Monthly Charge of $.80 per 100 Units for all Unitholders to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.


     The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.


     RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount being distributed from the Income and Principal Account, respectively, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for the Deferred Sales Charge, applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (b) as to the Principal Account: the Securities disposed of and the net proceeds received therefrom, deductions for payment of disposition of any Securities and the net proceeds received therefrom, deductions for the Deferred Sales Charge, payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.


     The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours books of record and accounts of its transactions as Trustee, including records of the names and addresses of Unitholders, Units held, a current list of Securities in the portfolio and a copy of the Trust Agreement.


                                    LIQUIDITY

     SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue the purchase of repurchase requests if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which repurchase requests are received in proper form by The GMS Group, LLC, 5N Regent Street, Suite 513, Livingston, New Jersey 07039, except for repurchase requests received after 4:00 p.m. Eastern Time, when Units will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.


     Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 2.00% sales charge and any remaining Deferred Sales Charge plus a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

     The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption. (See "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder's brokerage account not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender less any unpaid Deferred Sales Charge.


     TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately five years from the Initial Date of Deposit), or on the date of any earlier termination of the Trust, Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as the Trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.


     Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender less any unpaid Deferred Sales Charge applicable to the redeeming Unitholder. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.


     The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected (during the initial offering period a portion of the cash on hand includes an amount sufficient to pay the per Unit portion of all or a part of the costs incurred in organizing and offering the Trust; see "Trust Expenses and Charges"), (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of a Record Date prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 100 Units received by a Unitholder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial offering period. Because the Securities are listed on a national securities exchange, the Trustee may determine the value of the Securities in the Trust based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation, or if there are no closing purchase prices for the Securities, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the value of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for such Securities as obtained from investment dealers or brokers who customarily deal in comparable securities, (b) if bid prices are not available for any such Securities, on the basis of current bid prices for comparable securities, (c) by appraising the value of the Securities on the bid side of the market or (d) by any combination of the above.

     In connection with each redemption. the Sponsor will direct the Trustee to redeem Units in accordance with the procedures set forth in either (a) or (b) below.

         (a) A Unitholder will receive his redemption proceeds in cash. Amounts paid on redemption allocable to the Unitholder' s interest in the Income Account shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Fund. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, a Sponsor believes that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities, subject to obtaining the Sponsor's exception to that minimum.

         Any Unitholder tendering 25,000 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of whole shares of the Funds in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the Unitholder's broker-dealer account at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Funds comprising the Trust's portfolio and cash from the Income and Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. A Unitholder who elects to receive In Kind Distributions may incur brokerage or other transaction costs in converting the Securities so distributed into cash subsequent to their receipt of the Securities from the Trust. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

         The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

         (b) The Trustee will redeem Units in kind by an In Kind Distribution to The Bank of New York as the Distribution Agent. A Unitholder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In Kind Distributions to Unitholders will take the form of whole shares of the Funds. Cash will also be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

     Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unitholder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unitholder as follows:

         (i) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unitholder not later than three business days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unitholder requests a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales.

         (ii) If the tendering Unitholder requests distribution in kind and tenders in excess of 25,000 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by the fractional interests in shares of the Funds in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unitholder together with book-entry credit to the account of the Unitholder's bank or broker-dealer at DTC representing whole shares of each of the Securities comprising the In Kind Distribution.

Unitholders tendering 2,500 Units or more may request redemptions in kind at the termination of the Trust.

     The portion of the Redemption Price which represents the Unitholder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unitholder may be more or less than the purchase price originally paid by such Unitholder, depending on the value of the Securities in the Portfolio at the time of redemption.

     The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

                              TRUST ADMINISTRATION

     PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust as a regulated investment company would otherwise be jeopardized; (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders; or (6) that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Sponsor the sale or tender of the Security is in the best interest of the Unitholders.

     In addition, the Trust Agreement provides as follows:

         (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

         (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. The Sponsor shall determine, based on considerations such as diversification requirements, income distribution requirements, economic consideration and fees and expenses of the Trust, whether to hold such Securities as additional assets of the Trust or to sell such Securities. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

         (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

         (d) The Sponsor is authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time during the Deposit Period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Fund established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsor may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most underrepresented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsor may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

     TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

     The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66?% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholders interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

     TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in the Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time with the consent of investors holding 100% of the Units then outstanding. When directed by the Sponsor, the Trustee shall utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders who are holding their Units in a GMS Group brokerage account at that time. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to such Unitholders prior to the commencement of the Liquidation Period) (see "Summary of Essential Information" in Part A for the date of the commencement of the Liquidation Period):

         1. A Unitholder who owns at least 2,500 Units and whose interest in the Trust would entitle him to receive at least one share of each of the underlying Securities will have his or her Units redeemed on or about the commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in-kind to the extent represented by whole shares of underlying Securities within three business days following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

         2. To receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsor as the agent of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

         3. To invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsor as agent of the Trustee of the underlying Securities in units of a subsequent series of the Patriot Trust (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by Unitholders (the "Rollover Unitholder") who affirmatively notify the Trustee of their election to participate in this option on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for such Trust in Part A. In the event that the Sponsor determines that such a redemption and subsequent investment in a New Series by a Rollover Unitholder may be effected under applicable law in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series ("Duplicated Securities"), Unitholders will be notified at least 30 days prior to the commencement of the Liquidation Period of the procedures and process necessary to facilitate such tax treatment. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last of the Unitholder's Securities to be sold. Such purchaser will be entitled to a reduced sales charge (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of each of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax adviser in this regard.

     Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

     The Sponsor has agreed that to the extent it effects the sales of underlying securities for the Trustee in the case of the second and third options such sales will be free of brokerage commissions. The Sponsor, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, all of the Securities by the last business day of the Liquidation Period. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

     Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsor may purchase a large amount of securities for the New Series in a short period of time. The Sponsor's buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsor believes that the sale of underlying Securities during the Liquidation Period, as described above, is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsor, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the commencement of the Liquidation Period. All Unitholders will then elect either option 1, if eligible, or option 2.

     By electing to reinvest in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that a terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsor reserves the right to modify, suspend or terminate the reinvestment privilege at any time.

     THE SPONSOR. The Sponsor, The GMS Group, LLC ("GMS"), was originally founded in 1979 as a specialist in municipal bonds. GMS still specializes in municipal bonds but is now a full-service brokerage firm. The firm provides a full range of products and services to meet the investment needs of high net worth individuals and institutional clients. GMS is a Delaware limited liability company, registered as a broker dealer and investment advisor with the Securities and Exchange Commission. The firm is a member of NASD and the Securities Investor Protection Corporation. GMS maintains its principal place of business in Livingston, New Jersey.

     The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor;
(b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

     THE TRUSTEE. The Trustee is The Bank of New York, the Trust company organized under the laws of New York, having its offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of DTC. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. DTC is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

     The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

     For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event, the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

     Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital surplus and undivided profits of not less than $2,500,000.

     EVALUATION OF THE TRUST. The value of the Securities in the Trust's portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsor and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsor or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsor and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.


                           TRUST EXPENSES AND CHARGES

     Investors will reimburse the Sponsor on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust (collectively, the "organization costs"), including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and State registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of the Trust as of the close of the initial offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsor at no cost to the Trust.

     The Sponsor will receive for portfolio supervisory, bookkeeping and administrative services to the Trust an annual fee in the amount set forth under "Summary of Essential Information" in Part A. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the Trust, but at no time will the total amount received for portfolio supervisory, bookkeeping and administrative services rendered to all series of the Patriot Trust in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Portfolio Supervision.")

     The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

     The Trustee's fees applicable to the Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the annual fee for portfolio supervisory, bookkeeping and administrative services, and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

     The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsor of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

     The fees and expenses set forth herein, as well as the Creation and Development Fee, are payable out of the Trust and when paid by or owing to the Trustee are secured by a lien on the Trust. If the cash dividend and capital gains distributions are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell shares of the Funds to pay such amounts. To the extent shares of the Funds are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. Such sales might be required at a time when shares of the Funds would not otherwise be sold and might result in lower prices than might otherwise be realized.

Moreover, due to the minimum amount in which shares of the Funds may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

     Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited only as of the business day prior to the Initial Date of Deposit by an independent registered public accounting firm selected by the Sponsor. To the extent lawful, the expenses of any audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of any additional audited financial statements, if any, upon request.


                                REINVESTMENT PLAN

     Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities as described in "The Trust--Organization" in this Part B. Units acquired by reinvestment will not be subject to a sales charge. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsor reserves the right to demand, modify or terminate the reinvestment plan at any time without prior notice.


                                   TAX STATUS

     This is a general discussion of certain federal income tax consequences arising from the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

     The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Unitholders. The Trust can also avoid an annual 4% excise tax if it distributes substantially all of its ordinary income and short and long-term capital gain each year.

     If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Unitholders as ordinary dividends to the extent of the Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Unitholders and the lower federal income tax rate applicable to qualifying dividends if the required holding periods are met.

     The Trust's policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net short-term capital gains are taxable to Unitholders as ordinary income. Distributions of dividends to non-corporate Unitholders generally will not qualify for the 15% federal tax rate applicable to long-term capital gains and Corporate Unitholders will not be entitled to the dividends-received deduction with respect to distributions from the Trust. Unitholders should consult their tax adviser regarding specific questions about the Trust and the tax treatment of its distributions in their individual circumstances.

     Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Unitholders as long-term capital gains, without regard to the length of time the Unitholder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction referred to above. In determining the amount of capital gains to be distributed, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain.

     Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Unitholders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Unitholders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date.

     Upon the taxable disposition (including a sale or redemption) of Units of the Trust, a Unitholder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Unitholder's hands, and will be long-term or short-term, generally depending upon the Unitholder's holding period for the Units. Non-corporate Unitholders are subject to tax at a maximum federal rate of 15% on capital gains resulting from the disposition of Units held for more than 12 months (10% if the taxpayer is, and would be after accounting for such gains, subject to the federal 10% tax bracket for ordinary income). However, a loss realized by a Unitholder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Unitholder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

     The Trust is generally required, subject to certain exemptions, to withhold at a rate of 28% from dividends paid or credited to Unitholders and from the proceeds from the redemption of Trust Units, if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Unitholder has been notified by the Internal Revenue Service that the shareholder is subject to these backup withholding rates. Corporate Unitholders are not subject to this requirement.

     The Trust will own shares in the Funds which are entities that have elected and qualified to be treated as regulated investment companies. Such qualification relieves a Fund of liability for federal income tax to the event its earnings are distributed in accordance with the applicable provisions of the Internal Revenue Code. Distributions by the Funds of their investment company taxable income will be taxable to their shareholders as ordinary income or dividend income. Distributions by a Fund of its net capital gains, which are designated as capital gains dividends by a Fund will be taxable to its shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in a Fund.

     If the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country. Dividends and distributions may also be subject to state and local taxes.

     Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of the Trust's Units, and if a distribution reduces the net asset value below a Unitholder's cost basis, such distribution, nevertheless, would be taxable to the Unitholder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

     Each Unitholder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a Unitholder may be subject to a U.S. withholding tax at a rate of 28% (or at a lower rate under an applicable income tax treaty) on amounts received by such person.

     The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

     After the end of each fiscal year for the Trust, the Trustee will furnish to each Unitholder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Unitholder and to the Internal Revenue Service.

     Prospective investors are urged to consult their own tax advisers concerning the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

     BACKUP WITHHOLDING. The Trust generally must withhold and pay over to the U.S. Treasury as backup withholding 28% of the taxable dividends and other distributions paid to any individual Unitholder who either does not supply its taxpayer identification number, has not reported all of its dividends and interest income, or does not certify to the Trust that he or she is not subject to withholding. The social security number of an individual is its taxpayer identification number. Backup withholding is not an additional tax and any amounts withheld may be credited to a Unitholder's ultimate federal income tax liability if proper documentation is provided.

     TAX-EXEMPT ENTITIES. Entities that generally qualify for an exemption from federal income tax, such as many pension trust, are nevertheless taxed under
Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or from the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt financed or constitutes dealer property in the hands of the tax-exempt entity.

     Prospective tax-exempt investors are urged to consult their own tax advisers concerning the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

     RETIREMENT PLANS. Units of the Trust may be acquired by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Before investing in the Trust, the trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including whether the investment is prudent, taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets." In particular. the responsible fiduciary should consider the fact that the Trust is intended to generate tax-exempt income and thus may not be an appropriate investment for a tax-exempt retirement plan.

     Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special ten year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Trust. Investors considering an investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.


                                  OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as counsel for the Sponsor. Dorsey & Whitney LLP have acted as counsel for the Trustee.

     INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. The Statement of Financial Condition, including the Portfolio of Investments, is included herein in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

     PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the Funds, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. From time to time, the Trust may compare the cost of purchasing Trust shares to the cost of purchasing the individual securities which constitute the Funds. In addition, the Trust may compare its sales charges to the sales charges assessed on unitholders by other unit investment trust. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, the Nasdaq-l00 Index, or the average performance of mutual funds investing in a diversified portfolio of U.S. stocks generally or growth stocks, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.



     No person is authorized to give any information or
to make any representations with respect to this Trust                                   [LOGO]
not contained in Parts A and B of this Prospectus. The
Trust is registered as a unit investment trust under
the Investment Company Act of 1940. Such registration                                PATRIOT TRUST,
does not imply that the Trust or any of its Units have                         DIVERSIFIED INCOME TRUST,
been guaranteed, sponsored, recommended or approved by                               2007 SERIES A
the United States or any state or any agency or officer
thereof.                                                                       (A UNIT INVESTMENT TRUST)

     This Prospectus does not constitute an offer to                                   PROSPECTUS
sell, or a solicitation of an offer to buy, securities
in any state to any person to whom it is not lawful to                             DATED:     , 2007
make such offer in such state.


                                                                                   The GMS Group, LLC
                   Table of Contents                                          5N Regent Street, Suite 513
                                                                              Livingston, New Jersey 07039
Title                                            Page                                1-800-453-6230
-----                                            ----
PART A                                                                                  TRUSTEE:
Fee Table.........................................A-5
Summary of Essential Information..................A-6                             THE BANK OF NEW YORK
Statement of Financial Condition as of                                         2 Hanson Place, 12th Floor
             , 2007.............................. A-7                           Brooklyn, New York 11217
Portfolio of Investments..........................A-8                                 877-363-3613
Report of Independent Registered Public
   Accounting Firm...............................A-9                 This Prospectus does not contain all of the
                                                                information set forth in the registration statement,
PART B                                                          filed with the SEC, Washington, D.C., under the
The Trust.........................................B-1           Securities Act of 1933 (file no. 333-138790), and the
Risk Considerations...............................B-3           Investment Act of 1940 (file no. 811-21976), and to
Public Offering...................................B-9           which reference is made. Information may be reviewed
Rights of Unitholders............................B-12           and copied at the Commission's Public Reference Room,
Liquidity........................................B-13           and information on the Public Reference Room may be
Trust Administration.............................B-16           obtained by calling the SEC at 1-202-551-8090. Copies
Trust Expenses and Charges.......................B-20           may be obtained from the SEC by:
Reinvestment Plan................................B-21
Tax Status.......................................B-21                o    visiting the SEC Internet address:
Other Matters....................................B-23                     http://www.sec.gov

                                                                     o    electronic request (after paying a
                                                                          duplicating fee) at the following E-mail
                                                                          address: publicinfo@sec.gov

                                                                     o    writing: Public Reference Section of the
                                                                          Commission, 100 F Street, N.E. Washington,
                                                                          D.C. 20549

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

     The employees of The GMS Group, LLC are covered under Brokers' Fidelity Bond in the total amount of $3,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh, Pa.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Prospectus.
         Undertaking.
         Signatures.

     Written consents of the following persons:

         Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP

     The following exhibits:

*   99.1.1    --   Reference Trust Agreement including certain amendments to the
                   Trust Indenture and Agreement referred to under Exhibit
                   99.1.1.1 below.

* 99.1.1.1    --   Trust Indenture and Agreement.

  99.1.3.5    --   Certificate of Formation of The GMS Group, LLC dated March 5,
                   1997 (filed as Exhibit 99.1.3.5 to Form S-6 Registration
                   Statement No. 333-136699 of Patriot Trust, Tax Free Bond
                   Trust, 2006 Series A on August 17, 2006, and incorporated herein by reference).

  99.1.3.6    --   Third Amended and Restated Limited Liability Company
                   Agreement of The GMS Group, LLC dated July 22, 2004 (filed as
                   Exhibit 99.1.3.5 to Form S-6 Registration Statement No.
                   333-136699 of Patriot Trust, Tax Free Bond Trust, 2006 Series
                   A on August 17, 2006, and incorporated herein by reference).

*  99.3.1     --   Opinion of Paul, Hastings, Janofsky & Walker LLP as to the
                   legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

    99.6.0    --   Power of Attorney of The GMS Group, LLC. (filed as Exhibit
                   99.6.0 to Form S-6 Registration Statement No. 333-136699 of
                   Patriot Trust, Tax Free Bond Trust, 2006 Series A on August
                   17, 2006, and incorporated herein by reference).

* 99.11.0   --     Code of Ethics of The GMS Group, LLC's Unit Investment Trust
                   activities.

----------
*    To be filed by Amendment.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.



                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 7th day of March, 2007.


                                      PATRIOT TRUST, DIVERSIFIED INCOME TRUST,
                                      2007 SERIES A
                                      (Registrant)

                                      THE GMS GROUP, LLC
                                      (Depositor)

                                      By  /S/ PETER J. DEMARCO
                                          ---------------------------------
                                          Peter J. DeMarco
                                          (Authorized Signator)

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of The GMS Group, LLC., the Depositor, in the capacities and on the dates indicated.



                 Name                                        Title                                   Date
                 ----                                        -----                                   ----
            PAUL R. KONSIG               President, Chief Executive Officer and
                                         Director

          TIMOTHY J. DONOHUE             Executive Vice President, Secretary, Chief
                                         Operating Officer and Director

            PAUL A. STEETS               Executive Vice President and Director                  March 7, 2007
             JERRY D. KORN               Treasurer, Chief Financial Officer and
                                         Director

            MELVIN FELDMAN               Director

            DAVID KOROSTOFF              Director

             BARBARA PRICE               Director

                                                              By       /S/ PETER J. DEMARCO
                                                                -----------------------------------
                                                                       Peter J. DeMarco
                                                                       Attorney-In-Fact*



----------
* Executed copies of Power of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-136699 on August 17, 2006.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the reference made to our firm under the Caption "Independent Registered Public Accounting Firm" in Part B of the Prospectus and to the use of
our report dated   , 2007, in this Registration Statement (Form S-6 No.
333-138790) of Patriot Trust, Diversified Income Trust, 2007 Series A.

                                                              ERNST & YOUNG LLP

Philadelphia, Pennsylvania
          , 2007